EXHIBIT 14

Ring Energy, Inc.

Code of Ethics

This Code of Ethics is established for the principal executive officer and principal financial officer (collectively, Officers) during the period that the Officers serve in such capacities with Ring Energy, Inc. (Company). Its purpose is to establish guidelines for the honest and ethical conduct of the Company Officers, including the ethical handling of conflicts of interest and the accurate and timely filing of corporate and financial reports.

1-

The Officers shall cause the Company to comply with all corporate laws, rules and regulations established by the state of its incorporation and any other state in which it may commence the conduct of business operations. The Officers shall seek the advice and counsel of legal advisors as may be necessary to accomplish this objective.

2-

The Officers shall cause the Company to comply with all securities laws, rules, and regulations established by Federal Law and administered by the United States Securities and Exchange Commission or the Justice Department and by any state within the United States of American as may be applicable. The Officers shall seek the advice and counsel of corporate and securities attorneys as may be necessary to accomplish this objective.

3-

The Officers shall on their own behalf comply with all corporate and securities laws, rules and regulations as established by law and administered by state and federal regulatory agencies. With respect to any matters that allow indemnification by the Company pursuant to its corporate charter and bylaws, the Officers shall seek such indemnification and pursue legal advice regarding all such matters.

4-

Until such time as employment agreements are entered into that shall set forth their compensation, benefits, and/or other rewards associated with their service to the Company in their respective capacities and at all times thereafter, the Officers shall pursue the Company’s business objectives with the intent of fulfilling their obligations to the Company without obtaining any benefit for their own or for the benefit of any individual who may be associated with the Officers in a family or other business relationship.

5-	Compliance with the aforementioned Code of Ethics shall require that the Officers:

a.	Keep accurate and complete records of all financial transactions and other transactions that impact the Company.
b.

Information that could reasonably influence the price of the Company’s capital stock in the public marketplace, be kept strictly confidential or in the alternative be disseminated publicly and not selectively, unless done so in circumstances that would reasonably assure that such information is not utilized to influence the price of the Company’s capital stock or benefit the recipients of such information through the use of such information to acquire or sell the Company’s capital stock.

c.	File accurate and complete information with regulatory agencies in a timely manner.
d.	Avoid such situations where the best interest of the Company and the best interest of the Officers are in conflict or are prejudiced.
e.

In seeking a business investment (drilling project, lease acreage, etc.) for the Company, the Officers shall consider the best interest of the Company’s shareholders before the best interest of themselves, employees or others who may benefit from their decisions.

f.	Disclose to shareholders of any conflicts of interest that may arise between the Officers and the Company, including the Officer’s failure to comply with this Code of Ethics.